UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Trust - 811-22756 Spectrum Low Volatility Fund Spectrum Advisors Preferred Fund								Date examination completed: August 31, 2019
2. State identification Number:
AL	By Fund 48456	AK	By Fund Advisors Preferred Investor Low Volatility not registered	AZ	By Class Low Volatility Investor Class MF84722	AR	By Fund Low Volatility 60038347	CA	By Trust no permit #	CO	By Trust 2013-52-250
CT	By Fund 1103940	DE	By Fund not registered	DC	By Class not registered	FL	None required	GA	By Trust 49318	HI	By Fund not registered
ID	By Fund Low Volatility 79073	IL	By Trust 60027229	IN	By Trust 13-0029IC	IA	By Class not registered	KS	By Fund Low Volatility 2018S0001096	KY	By Prospectus not registered
LA	By Prospectus 170562	ME	By Class Investor Class 10061106	MD	By Class Investor Class SM 120152440	MA	By Class Investor 60185334	MI	By Class Investor 985582	MN	By Trust R-55307.1
MS	By Class Investor Class Low Volatility Fund 60066861	MO	By Fund no permit #	MT	By Class Low Volatility Investor Class 106990	NE	By Class Not registered	NV	By Fund no permit #	NH	By Class Low Volatility Investor Class No Permit #
NJ	By Prospectus MF 18494	NM	By Class Low Volatility Investor Class 60440	NY	By Fund S33-49-70	NC	By Trust GFAPT	ND	By Class not registered	OH	By Prospectus BE1962849

OK	By Class not registered	OR	By Fund not registered	PA	By Trust 2013-02-070MF	RI	By Fund Low Volatility no permit #	SC	By Fund Low Volatility MF 21458	SD	By Class not registered
TN	By Clas Advisors Preferred	TX	By Class Low Volatility Investor Class 106625	UT	By Prospectus not registered	VT	By Class not registered	VA	By Trust 183038	WA	By Class Investor Class 60066958
WV	By Class not registered	WI	By Class Investor Class Low Volatility 772165	WY	By Trust no permit #	PR	By Class Not registered	GU	By Trust No permit #	VI	By Trust Not registered
Other (specify):
3. Exact name of investment company as specified in registration statement: Spectrum Low Volatility Fund, and Spectrum Advisors Preferred Fund, both series of the Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Fund 811-22756 Advisors Preferred Fund								Date examination completed: August 31, 2019
2. State identification Number:
AL	By Fund 59028A	AK	By Fund 60089805	AZ	By Class Not registered	AR	By Fund 60030611	CA	By Trust not permit #	CO	By Trust 2013-52-250
CT	By Fund 1089630	DE	By Fund Not registered	DC	By Class Not registered	FL	None required	GA	By Trust 049318	HI	By Fund Not registered
ID	By Fund not registered	IL	By Trust 60027229	IN	By Trust 13-0029IC	IA	By Class Not registered	KS	By Fund No registered	KY	By Prospectus Not registered
LA	By Prospectus 170562	ME	By Class not registered	MD	By Class Investor Class SM20152452	MA	By Class Investor 60157558	MI	By Class not registered	MN	By Trust R-55307.1
MS	By Class Not registered	MO	By Fund 1103940	MT	By Class Not registered	NE	By Class Not registered	NV	By Fund Not permit #	NH	By Class Not registered
NJ	By Prospectus MF18494	NM	By Class Investor 60440	NY	By Fund S33-49-70	NC	By Trust GFAPT	ND	By Class Not registered	OH	By Prospectus BE1962849
OK	By Class Not registered	OR	By Fund Not registered	PA	By Trust 2013-02-070MF	RI	By Fund No permit #	SC	By Fund MF21458	SD	By Class Not registered
TN	By Class Investor Class M2018B-1655	TX	By Class Investor 106625	UT	By Prospectus Not registered	VT	By Class Not registered	VA	By Trust 183038	WA	By Class Investor Class 60078250
WV	By Class No permit #	WI	By Class Investor 772165	WY	By Trust No permit #	PR	By Class Not registered	GU	By Trust No permit #	VI	By Trust Not registered
Other (specify):
3. Exact name of investment company as specified in registration statement: Spectrum Advisors Preferred Fund, a series of Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

December 20, 2019

We, as members of management of Spectrum Low Volatility Fund and Spectrum Advisors Preferred Fund (the “Funds”), each a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of August 31, 2019, and from March 31, 2019, through August 31, 2019.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of August 31, 2019, and from March 31, 2019, through August 31, 2019, with respect to securities reflected in the investment account of each Fund.

Spectrum Low Volatility Fund

Spectrum Advisors Preferred Fund

-

/s/__________________________________________

Catherine Ayers-Rigsby, Principal Executive Officer

/s/__________________________________________

Christine Casares, Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Advisors Preferred Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Spectrum Low Volatility Fund and Spectrum Advisors Preferred Fund (the “Funds”), each a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of August 31, 2019. Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of August 31, 2019, and with respect to agreement of security purchases and sales, for the period from March 31, 2019 (the date of our last examination), through August 31, 2019:

•	Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC (“NFS”) and U.S. Bank, N.A (the “Custodian”), without prior notice to management.

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Funds, NFS and the Custodian.

•	Agreement of four security purchases and seven security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of August 31, 2019, with respect to securities reflected in the investment account of each Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Chicago, Illinois

December 20, 2019